EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES

RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED
	March 31, 2003	March 31, 2004
Shares of common stock outstanding for the entire period	19,717,544	19,825,271

Issuance of 17,132 and 11,802 shares of common stock to the company’s defined contribution plan in 2003 and 2004	12,754	10,635

Issuance of 3,238 shares of common stock upon exercise of options in 2004	—	1,499

Issuance of 7,527 and 7,990 shares of common stock to the Company’s Employee stock purchase plan in 2003 and 2004	6,858	6,585

Weighted average shares of common stock outstanding	19,737,156	19,843,990

Net loss	$(18,451,754)	$(21,302,023)

Basic and diluted net loss per common share:
Net loss per common share	$(0.93)	$(1.07)